
August 20, 2010

Mr. John J. Quicke
President and Chief Executive Officer
Del Global Technologies Corporation
100 Pine Aire Drive
Bay Shore, New York 11706

>   **Re: Del Global Technologies Corporation**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed August 6, 2010**
>   **File No. 333-166867**

Dear Mr. Quicke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1. Prior to requesting effectiveness, please provide us with a representation that at no time before filing the registration statement did you offer to sell the securities to Steel Partners within the meaning of Section 5 of the Securities Act.

You may not receive all of the shares, page 16

2.   We note your response to the first bullet of our prior comment 3. If known, please disclose the specific ownership threshold that shareholders currently holding in excess of 1.1 million shares will not be permitted to exceed. Alternatively, if the specific threshold

is not currently known but may be derived by a known formula, please disclose the formula.

3.   We note your response to the fourth bullet of prior comment 3. Please revise to clearly disclose how the board of directors will determine if a person or group's ownership endangers the availability of the company's carry-forwards.

4.   We refer again to the fourth bullet to prior comment 3 and to the reference to the Rights Agreement in the risk factor added to page 16. To the extent that the Rights Agreement relates to this offering, please revise your prospectus to

   -   disclose the terms of the Rights Agreement and how it relates to investors in this offering, including the "significant penalty" noted in your response; and
   -   explain *how* the Rights Agreement applies to this offering, given that (1) the agreement appears to only refer to rights authorized in 2007, and (2) Mellon, the other party to the agreement, does not appear to be involved in this offering.

Alternatively, if the Rights Agreement does not apply to investors in this offering please revise your disclosure on page 16 accordingly.

Expiration of the rights Offering, page 17

5.   You state throughout the prospectus that you will not extend the rights offering beyond December 15, 2010. However, in this section you disclose that you will not extend the rights offering beyond 90 days from the date that you distribute the rights. Given that the distribution date set forth in the prospectus is September 30, 2010, please reconcile.

Protection Mechanics, page 24

6.   We note your response to the second bullet of prior comment 3. Please revise under this heading to clarify in what respects the allocation of shares to holders who have exercised oversubscription rights should be considered pro rata. The allocation of these shares appears to be based on whether, and in what amount, the shareholders have exercised their oversubscription rights.

7.   We note your response to prior comment 5. Please revise to clarify whether the protection mechanics are binding and enforceable against investors in this offering other than as they relate to exercising the rights. In this regard, we note that based on your revised disclosure it appears that shareholders who do not sign the subscription certificate will have different ownership rights than shareholders who do sign the subscription certificate. Prominently disclose the impact of signing the subscription certificate on the rights of your shareholders and add appropriate risk factor disclosure.

Exhibit 8.1

8.   We reissue prior comment 7 with respect to providing the consent of counsel regarding the discussion of the opinion in the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Daniel Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

Martin James
Acting Assistant Director

cc (fax):   Steven Wolosky
                Jeffrey S. Spindler
                Olshan Grundman Frome Rosenzweig & Wolosky LLP